Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2390)

CHANGE OF NON-EXECUTIVE DIRECTORS

The Board announces that:

1.	Mr. Jiatong Peng has resigned as a non-executive director with effect from May 16, 2022; and

2.	Mr. Dingjia Chen has been appointed as a non-executive director with effect from May 16, 2022.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Zhihu Inc. (the “Company,” and together with its subsidiaries and consolidated affiliated entities, the “Group”) announces that Mr. Jiatong Peng (“Mr. Peng”) has tendered his resignation as a non-executive Director of the Company with effect from May 16, 2022 due to his other business engagements which require more of his dedication.

Mr. Peng has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. Peng for his valuable contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Dingjia Chen (“Mr. Chen”) has been appointed as a non-executive director of the Company with effect from May 16, 2022.

The biographical details of Mr. Chen are set out below:

Mr. Dingjia Chen, aged 40, is a non-executive director of the Company. Mr. Chen has served as the chief technology officer at Kuaishou Technology (HKEX: 1024) since November 2015, primarily responsible for technology development, product testing, operation maintenance, and certain new businesses of the Kuaishou group. Before joining the Kuaishou group, Mr. Chen worked at Tencent Technology (Shenzhen) Co., Ltd. from July 2005 to January 2015 and Guangzhou Tencent Technology Co., Ltd. from February 2015 to October 2015, where he served various roles including group leader, chief leader, and assistant general manager. Mr. Chen received his bachelor’s degree in computer software from the School of Software, Tsinghua University in Beijing, China in July 2005.

Mr. Chen has entered into a director agreement with the Company for a term of three years commencing from May 16, 2022, subject to (i) retirement from office and re-election at the next annual general meeting of the Company and (ii) retirement by rotation and re-election at least once every three years, in accordance with the articles of association of the Company and the corporate governance code as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). According to the terms of the said director agreement, Mr. Chen is not entitled to any director’s emoluments as a non-executive director.

Save as disclosed above, as at the date of this announcement, Mr. Chen has confirmed that he does not hold (i) any other position with the Company or other members of the Group; (ii) any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; or (iii) any other major appointments and professional qualifications.

Save as disclosed above, as at the date of this announcement, Mr. Chen has confirmed that he does not have any relationship with any director, senior management or substantial shareholder or controlling shareholder of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Stock Exchange relating to Mr. Chen’s appointment.

The Board would like to express its warmest welcome to Mr. Chen on his appointment.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, May 17, 2022

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

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